FORM 9

NOTICE OF PROPOSED ISSUANCE OF LISTED SECURITIES
(or securities convertible or exchangeable into listed securities1)

Please complete the following:

Name of Listed Issuer:     C21 Investments Inc.                     (the “Issuer”).

Trading Symbol:             CXXI                                 .

Date: October 18, 2018.

Is this an updating or amending Notice: [X] Yes        [   ]  No

If yes provide date(s) of prior Notices:                     July 12, 2018                                   ..

Issued and Outstanding Securities of Issuer Prior to Issuance: 45,064,446.

Date of News Release Announcing Private Placement October 18, 2018.

Closing Market Price on Day Preceding the Issuance of the News Release: $ 1.20.

1.        Private Placement (if shares are being issued in connection with an acquisition (either as consideration or to raise funds for a cash acquisition), proceed to Part 2 of this form)

Full Name & Residential Address of Placee	Number of Securities Purchased or to be Purchased	Purchase price per Security (CDN$)	Conversion Price (if Applicable)	Prospectus Exemption	No. of Securities, directly or indirectly, Owned, Controlled or Directed	Payment Date(1)	Describe relations -hip to Issuer (2)
N/A

FORM 9 – NOTICE OF PROPOSED ISSUANCE OF
LISTED SECURITIES
January 2015

(1)

Indicate date each placee advanced or is expected to advance payment for securities. Provide details of expected payment date, conditions to release of funds etc. Indicate if the placement funds been placed in trust pending receipt of all necessary approvals.

(2)	Indicate if Related Person.

1An issuance of non-convertible debt does not have to be reported unless it is a significant transaction as defined in Policy 7, in which case it is to be reported on Form 10.

1.	Total amount of funds to be raised: __________________________________________________.

2.	Provide full details of the use of the proceeds. The disclosure should be sufficiently complete to enable a reader to appreciate the significance of the transaction without reference to any other material. ______________________________________.

3.	Provide particulars of any proceeds which are to be paid to Related Persons of the Issuer: ___________________________________________ .

4.	If securities are issued in forgiveness of indebtedness, provide details and attach the debt agreement(s) or other documentation evidencing the debt and the agreement to exchange the debt for securities.

5.	Description of securities to be issued:

(a)	Class ________________________________________________________________________.

(b)	Number ______________________________________________________________________.

(c)	Price per security _______________________________________________________________.

(d)	Voting rights___________________________________________________________________

6.	Provide the following information if Warrants, (options) or other convertible securities are to be issued:

(a)	Number ______________________________________________________________________.

(b)	Number of securities eligible to be purchased on exercise of Warrants (or options) ______________
____________________________________________________________________________.

(c)	Exercise price _________________________________________________________________.

(d)	Expiry date ___________________________________________________________________.

FORM 9 – NOTICE OF PROPOSED ISSUANCE OF
LISTED SECURITIES
January 2015

7.	Provide the following information if debt securities are to be issued:

(a)	Aggregate principal amount_______________________________________________________.

(b)	Maturity date__________________________________________________________________.

(c)	Interest rate ___________________________________________________________________.

(d)	Conversion terms _______________________________________________________________.

(e)	Default provisions ______________________________________________________________.

8.	Provide the following information for any agent’s fee, commission, bonus or finder’s fee, or other compensation paid or to be paid in connection with the placement (including warrants, options, etc.):

(a)

Details of any dealer, agent, broker or other person receiving compensation in connection with the placement (name, address. If a corporation, identify persons owning or exercising voting control over 20% or more of the voting shares if known to the Issuer): _____.

(b)	Cash _________________________________________________________________________.

(c)	Securities _____________________________________________________________________.

(d)	Other ________________________________________________________________________.

(e)	Expiry date of any options, warrants etc. _____________________________________________.

(f)	Exercise price of any options, warrants etc. ___________________________________________.

9.

State whether the sales agent, broker, dealer or other person receiving compensation in connection with the placement is Related Person or has any other relationship with the Issuer and provide details of the relationship _______________________________________

__________________________________________________________________________________________.
.
10.	Describe any unusual particulars of the transaction (i.e. tax “flow through” shares, etc.).

__________________________________________________________________________________________.
.
11.	State whether the private placement will result in a change of control. .

__________________________________________________________________________________________.

FORM 9 – NOTICE OF PROPOSED ISSUANCE OF
LISTED SECURITIES
January 2015

12.

Where there is a change in the control of the Issuer resulting from the issuance of the private placement shares, indicate the names of the new controlling shareholders. _________________________________________

__________________________________________________________________________________________. .

__________________________________________________________________________________________.

13.

Each purchaser has been advised of the applicable securities legislation restricted or seasoning period. All certificates for securities issued which are subject to a hold period bear the appropriate legend restricting their transfer until the expiry of the applicable hold period required by National Instrument 45-102.

2.	Acquisition

1.

Provide details of the assets to be acquired by the Issuer (including the location of the assets, if applicable). The disclosure should be sufficiently complete to enable a reader to appreciate the significance of the transaction without reference to any other material: (i) All of the issued and outstanding membership interests (the “PF Shares”) in Phantom Venture Group, LLC, Phantom Brands, LLC and, indirectly, the subsidiaries of Phantom Venture Group, LLC (together, “Phantom Farms”), and (ii) all of the issued and outstanding membership interests (the” Landlord Shares”) in SDP Development, LLC (the “Landlord”), the owner and landlord of Phantom Farms in respect of the real property occupied and used by Phantom Farms in its business. Phantom Farms carries on the business of cannabis cultivation and processing, manufacturing branded products and the distribution and sale of cannabis products in Oregon under various tradenames and marks, under license from the Oregon Liquor control and Licensing Commission. Branded products of Phantom Farms are available in over 175 Oregon dispensary locations. Closing of the Issuer’s purchase of the PF Shares (the “First Closing”) shall occur as soon as practicable following satisfaction of regulatory and other customary closing conditions. Closing of the Issuer’s purchase of the Landlord’s Shares (the “Second Closing”) shall occur on or before October 16, 2020. On the First Closing, the Issuer will indirectly acquire all working capital, real property leases and leasehold improvements, processing equipment, trademarks and trade names, marketing materials, supplier contracts, customer information and all other assets owned or leased by Phantom Farms and used in its business. On the Second Closing, the Issuer will indirectly acquire fee simple ownership of the real property that is leased by Phantom Farms for use in its business.

2.	Provide details of the acquisition including the date, parties to and type of agreement (eg: sale, option, license etc.) and relationship to the Issuer. The

FORM 9 – NOTICE OF PROPOSED ISSUANCE OF
LISTED SECURITIES
January 2015

disclosure should be sufficiently complete to enable a reader to appreciate the significance of the acquisition without reference to any other material: On October 17, 2018, the Issuer entered into definitive agreements of purchase and sale with the members of Phantom Farms and SDP (together, the “Vendors”) in respect of the purchase of the PF Shares and the Landlord Shares (the “Definitive Agreements”). One of the Vendors, Skyler D. Pinnick, was appointed as a director of the Issuer is not at arm’s length to Phantom Farms, the Landlord and the Vendors.

3.	Provide the following information in relation to the total consideration for the acquisition (including details of all cash, securities or other consideration) and any required work commitments:

(a)

Total aggregate consideration in Canadian dollars: US$8,010,000 payable in common shares of the Issuer (“C21 Shares”), plus US$8,010,000 payable in cash or C21 Shares at the election of the Vendors, plus Earn-Out Share consideration of up to US$13,500,000 and the issuance of 2,000,000 Warrants (each as described below).

(b)

Cash: No cash consideration is payable on the First Closing and US$8,010,000 (the “Second Closing Cash Amount”) in cash is payable on the Second Closing, unless the Vendors elect to receive all or any portion of such payment in C21 Shares instead of cash (as described below).

(c)

Securities (including options, warrants etc.) and dollar value: As consideration for the Shares and the Landlord Shares, the Issuer will issue to the Vendors (i) on the First Closing: (1) 2,670,000 C21 Shares at the deemed issue price of US$3.00 per share; (2) 2,000,000 common share purchase warrants of the Issuer (“Warrants”), and (3) additional common shares of the Issuer (the “Earn-Out Shares”), at a deemed issue price of US$3.00 per share up to an aggregate total of 4,500,000 C21 Shares, over a period of up to seven years following the First Closing, issuable upon Phantom Farms achieving certain financial targets as specified in the Definitive Agreement (ii) on the Second Closing: (1) if the Vendors elect to receive the Second Closing Cash Amount in C21 Shares, 2,670,000 Shares of the Issuer, at a deemed issue price of US$3.00 per share.

(d)	Other: N/A.

(e)	Expiry date of options, warrants, etc. if any: The Warrants will expire on October 16, 2020.

FORM 9 – NOTICE OF PROPOSED ISSUANCE OF
LISTED SECURITIES
January 2015

(f)	Exercise price of options, warrants, etc. if any: The Warrants will be exercisable at a price of CAD$1.50 per share.

(g)	Work commitments: N/A.

4.	State how the purchase or sale price was determined (e.g. arm’s-length negotiation, independent committee of the Board, third party valuation etc). Arm’s length negotiation.

5.	Provide details of any appraisal or valuation of the subject of the acquisition known to management of the Issuer: N/A.

6.	The names of parties receiving securities of the Issuer pursuant to the acquisition and the number of securities to be issued are described as follows:

FORM 9 – NOTICE OF PROPOSED ISSUANCE OF
LISTED SECURITIES
January 2015

Name of Party (If not an individual, name all insiders of the Party)	Number and Type of Securities to be Issued	Dollar value per Security (CDN$)	Conversion price (if applicable)	Prospectus Exemption	No. of Securities, directly or indirectly, Owned, Controlled or Directed by Party	Describe relationship to Issuer
Skyler D. Pinnick	2,136,000 C21 Shares (if the Second Closing Amount is paid fully in C21 Shares); 250,000 of the Warrants; up to 1,800,000 of the Earn-Out Shares	C21 Shares and Earn- Out Shares – US$3.00 per share	Warrant exercise price – CAD$1.50 per share	BCI: 72- 503	None	Related(2)
Other Individuals(1)	3,204,000 C21 Shares (if the Second Closing Amount are paid fully in Shares); 1,750,000 of the Warrants; up to 2,700,000 of the Earn-Out Shares	C21 Shares and Earn- Out Shares – US$3.00 per share	Warrant exercise price – CAD$1.50 per share	TBD	None	Unrelated

(1)	To be identified in an amended Form 9 to follow.

(2)	Mr. Pinnick was elected to the Company’s Board of Directors on October 4th, 2018.

FORM 9 – NOTICE OF PROPOSED ISSUANCE OF
LISTED SECURITIES
January 2015

7.

Details of the steps taken by the Issuer to ensure that the vendor has good title to the assets being acquired: Issuer will conduct UCC filing searches for any registered financing statements respecting non-permitted encumbrances and obtain title insurance in respect of the real property of SDP Development, LLC.

8.

Provide the following information for any agent’s fee, commission, bonus or finder’s fee, or other compensation paid or to be paid in connection with the acquisition (including warrants, options, etc.): N/A

(a)	Details of any dealer, agent, broker or other person receiving compensation in connection with the acquisition (name, address. If a corporation, identify persons owning or exercising voting control over 20% or more of the voting shares if known to the Issuer): N/A.

(b)	Cash ___________________________________________________________________________.

(c)	Securities _______________________________________________________________________.

(d)	Other __________________________________________________________________________.

(e)	Expiry date of any options, warrants etc. ________________________________________________

(f)	Exercise price of any options, warrants etc. ______________________________________________.

9.

State whether the sales agent, broker or other person receiving compensation in connection with the acquisition is a Related Person or has any other relationship with the Issuer and provide details of the relationship.

N/A

10.	If applicable, indicate whether the acquisition is the acquisition of an interest in property contiguous to or otherwise related to any other asset acquired in the last 12 months. N/A.

Certificate Of Compliance

The undersigned hereby certifies that:

1.

The undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to sign this Certificate of Compliance on behalf of the Issuer.

2.	As of the date hereof there is not material information concerning the Issuer which has not been publicly disclosed.

FORM 9 – NOTICE OF PROPOSED ISSUANCE OF
LISTED SECURITIES
January 2015

3.

The undersigned hereby certifies to the Exchange that the Issuer is in compliance with the requirements of applicable securities legislation (as such term is defined in National Instrument 14-101) and all Exchange Requirements (as defined in CSE Policy 1).

4.	All of the information in this Form 9 Notice of Issuance of Securities is true.

Dated October 18, 2018                                                          ..

Robert Cheney
Name of Director or Senior
Officer

SIGNED: “Robert Cheney”
Signature

CEO and President
Official Capacity

FORM 9 – NOTICE OF PROPOSED ISSUANCE OF
LISTED SECURITIES
January 2015